Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2021

(Expressed in United States Dollars unless otherwise stated)

August 12, 2021

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

General

This management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Gold Royalty Corp., for the three and nine months ended June 30, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2021, and its audited financial statements and the notes thereto for the period from June 23, 2020, being the date of incorporation, to September 30, 2020, copies of which are available under on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended June 30, 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of August 12, 2021.

Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Reference in this MD&A to the “Company” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	expectations regarding the completion of the proposed acquisition of Ely Gold Royalties Inc. (“Ely”) and the expected benefits therefrom;
●	the Company’s plans and objectives, including its acquisition and growth strategy;
●	expectations regarding the royalty and other interests of the Company, including the plans of the operators thereof;
●	the plans of the operators of properties where the Company owns royalty interests;
●	estimates of mineral resources on the projects in which the Company has royalty interests;
●	estimates regarding future revenue, expenses and needs for additional financing; and
●	expectations regarding the impacts of COVID-19 on the operators of the properties underlying the Company’s interests.

These forward-looking statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

●	the conditions to the proposed acquisition of Ely will be satisfied as expected and that the Company will be able to realize upon the expected benefits of its acquisitions;
●	the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate;
●	current gold, base metal and other commodity prices will be sustained, or will improve;

1

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

●	the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
●	any additional financing required by the Company will be available on reasonable terms; and
●	operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

●	any inability to satisfy the conditions to the completion of proposed acquisitions, including the proposed acquisition of Ely;
●	any inability to realize on the benefits of proposed acquisitions;
●	dependence on third-party operators;
●	none of the Company’s current royalty interests are on producing properties and are subject to the risk that they may never achieve production;
●	a majority of the Company’s existing royalties and other interests are on properties owned and operated by subsidiaries of one company, GoldMining Inc.;
●	the Company has limited or no access to data or the operations underlying its interests;
●	the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
●	the Company may enter into acquisitions and other material transactions at any time;
●	the Company’s future growth is to a large extent dependent on its acquisition strategy;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
●	volatility in gold and other commodity prices;
●	risks related to epidemics, pandemics or other public health crises, including COVID-19, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
●	estimates of mineral resources on the projects underlying the Company’s interests may be subject to significant revision;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	the availability of any necessary financing in the future on acceptable terms or at all;
●	litigation risks; and
●	the other factors discussed under “Risk Factors” in the Company’s final long form prospectus and related United States prospectus dated March 8, 2021 (the “Prospectus”) and other disclosure documents, which are available under the Company’s profile at www.sedar.com and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

The scientific and technical information contained in this document relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P. Geo, who is the Director of Technical Services of the Company, a qualified person as such term is defined under National Instrument 43-101 and a member of the Association of Professional Geoscientists of Ontario.

Business Overview

Gold Royalty is a precious metals-focused royalty and streaming company offering creative financing solutions to the metals and mining industry. The Company’s diversified portfolio that includes net smelter royalties (“NSR”) ranging from 0.5% to 2.5% on 22 gold properties covering 16 projects located in the Americas.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada. The Company’s common share and its common share purchase warrant are listed on the NYSE American under the symbols ‘GROY” and “GROY.WS”, respectively.

Business Strategy

The Company’s mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors. The Company does not conduct exploration, development or mining operations on the properties in which it holds interests and it is not required to contribute capital costs, exploration costs, environmental costs or other operating costs for these properties.

In addition, the Company seeks to acquire and manage additional royalties, streams and other interests on gold and other precious metals projects. In the ordinary course of business, the Company engages in a continual review of opportunities to acquire royalty, stream or similar interests, to establish new interests on mining projects, to create new royalty, stream or similar interests through the financing of mine development or exploration, or to acquire companies that hold such interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review, including, for example, the engagement of consultants and advisors to analyze particular opportunities, the Company’s analysis of technical, financial, legal and other confidential information of particular opportunities, submission of indications of interest and term sheets, participation in preliminary discussions and negotiations and involvement as a bidder in competitive processes.

Recent Developments

The following is a description of selected recent developments respecting the business of the Company during the nine months ended June 30, 2021.

Initial Public Offering

On March 8, 2021, the Company entered into an underwriting agreement with H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. (collectively the “Underwriters”) for an offering of 18,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit. Each Unit consisted of one common share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of $7.50 per share until March 11, 2024.

The Company granted the Underwriters the over-allotment option (the “Over-Allotment Option”) to purchase up to 2,700,000 common shares and/or 1,350,000 common share purchase warrants at $4.995 per common share and $0.01 per common share purchase warrant, respectively. In addition, the Company agreed to reimburse the Underwriters for certain fees and disbursements.

3

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

On March 11, 2021, the Company issued 18,000,000 Units of the Company at a price of $5.00 per Unit for gross proceeds of $90,000,000. Further, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional common shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. In connection with the initial public offering (the “IPO”), the Company incurred share issuance costs of $5,570,844, of which $5,081,064 represented cash fees paid to the Underwriters.

Quartz Mountain Royalty Acquisition

On February 1, 2021, the Company entered into a royalty purchase agreement with Quartz Mountain Resources Ltd. and Wavecrest Resources Inc. Pursuant to the terms of the agreement, the Company acquired a 1% NSR on a portion of the Quart Mountain Project located in Oregon, USA, for a cash consideration of $150,000.

Proposed Acquisition of Ely Gold Royalties Inc.

On June 21, 2021, the Company entered into a definitive agreement (the “Agreement”), pursuant to which the Company proposes to acquire all of the issued and outstanding common shares of Ely (the “Ely Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Agreement, each holder of Ely Shares will have the option to receive consideration per Ely Share of either: (i) C$1.46 in cash, or (ii) 0.2450 of a GRC common share (“GRC Share”), subject to pro-ration based on a maximum aggregate cash consideration of C$84 million and a maximum aggregate number of GRC Shares issued of approximately 41.5 million. Completion of the Arrangement is subject to, among other things, approval by shareholders of Ely, receipt of requisite court and stock exchange approvals and other customary closing conditions. The Company currently expects to complete the transaction in August 2021.

After giving effect to the Arrangement, assuming maximum aggregate share consideration is elected and the exercise of all outstanding in-the-money securities, the Company will have, on a pro forma basis, (i) approximately $61.7 million in cash and cash equivalents, $355.7 million in total assets, and $51.4 million in total liabilities as at March 31, 2021; and (ii) approximately $1.7 million in revenue and $9.1 million in net loss for the six months ended March 31, 2021.

Further information regarding the Agreement and the Arrangement is included in the Company’s press release dated June 21, 2021.

Acquisition of Monarch Royalties

On August 5, 2021 the Company announced that it had completed five gold royalty interests on properties managed by Monarch Mining Corporation (“Monarch”). The royalties comprised of:

●	a C$2.50 per tonne royalty on material processed through Monarch’s Beacon mill originating from the Beaufor mine operations;
●	2.5% NSR on each of Monarch’s Croinor Gold, McKenzie Break and Swanson properties, each located in Quebec, Canada; and
●	a 1% NSR on Monarch’s Beaufor property, located in Quebec Canada held by Caisse de dépôt et placement du Québec.

The total consideration is approximately $12 million (C$15 million), of which approximately $9 million (C$11.25 million) was paid on closing and approximately $3 million (C$3.75 million) is payable upon the 6-month anniversary of closing. Pursuant to the royalty agreements, Monarch has the right to repurchase a 1.25% NSR on each of the Croinor Gold, McKenzie Break and Swanson properties for C$2 million per property. Such rights may only be exercised by Monarch for a period of 30 days after December 31, 2027 after the gold price as quoted by the London Bullion Market exceeds $2,000 per ounce continuously for 30 consecutive days. The transaction closed on August 5, 2021.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

COVID-19 Pandemic and Current Economic Environment

A majority of the Company’s existing royalty and other interests are in respect of projects owned and operated by subsidiaries of GoldMining Inc. (“GoldMining”), the Company’s former parent, which has disclosed that its conduct of exploration and development programs may be impacted or delayed due to limitations on employee mobility, travel restrictions and shelter-in-place orders that have been put in place as a result of the ongoing COVID-19 pandemic, which may restrict or prevent its ability to access the properties underlying the Company’s interests. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at such mineral properties and, ultimately, on the Company and/or Goldmining’s business and financial condition.

In addition, the ongoing COVID-19 pandemic and related mobility, travel and other restrictions are expected to continue to impact the Company’s ability to complete site-visits and diligence of potential royalty acquisition opportunities.

Asset Portfolio

The following is a summary of the Company’s royalty and other interests as at the date hereof:

Royalties

●	a 0.5% NSR on the Almaden Project, located in Idaho, USA;
●	a 1.0% NSR on the Batistão Project, located in Brazil;
●	a C$2.50 per tonne royalty on material processed through Monarch’s Beacon mill, located in Quebec, Canada;
●	a 1% NSR Beaufor Project, located in Quebec, Canada;
●	a 1.0% NSR on the Cachoeira Project, located in Brazil;
●	a 2.5% NSR on the Croinor Gold Project, located in Quebec, Canada;
●	a 1.0% NSR on the Crucero Project, located in Peru;
●	a 2.0% NSR on the La Mina Project, located in Colombia;
●	a 2.5% NSR on McKenzie Break Project, located in Quebec, Canada;
●	a 1.0% NSR on a portion of the Quartz Mountain Project, located in Oregon, USA;
●	a 1.0% NSR on the São Jorge Project, located in Brazil;
●	a 1.0% NSR on the Surubim Project, located in Brazil, including the Surubim and Rio Novo areas;
●	a 2.5% NSR on Swanson Project, located in Quebec, Canada;
●	a 2.0% NSR on the Titiribi Project, located in Colombia;
●	a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;
●	a 1.0% NSR on the Yarumalito Project, located in Colombia; and
●	a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties.

Buyback Rights

The Company holds the rights to acquire additional royalties on certain of the properties pursuant to buyback rights under existing royalty agreements between subsidiaries of GoldMining and third parties:

●	a 2.0% NSR on the Batistão Project for $1,000,000;
●	a 0.5% NSR on the Surubim area of the Surubim Project for $1,000,000, which royalty is payable after production at the project has exceeded two million ounces;
●	a 1.5% NSR on the Surubim area of the Surubim Project for $1,000,000;
●	a 0.65% NSR on the Rio Novo area of the Surubim Project for $1,500,000;
●	a 0.75% NSR on the Whistler Project (including an area of interest) for $5,000,000;
●	a 1.0% NSR on the Yarumalito Project for C$1,000,000;
●	a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for C$1,000,000;
●	a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for C$500,000; and
●	a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for C$250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

The following is a summary of developments on the projects underlying the Company’s royalty and other interests as reported by the operators thereof:

Whistler Project

●	In a press release dated June 21, 2021, GoldMining announced an updated Mineral Resource estimate for the Whistler Project, Alaska, which, among other things, included estimates of Indicated Mineral Resources of 1.94 Moz gold, 421.98 Mlbs copper and 8.33 Moz silver (118.20 Mt at a grade of 0.51 g/t gold, 0.16% copper and 2.19 g/t silver) and Inferred Mineral Resources of 4.67 Moz gold, 711.42 Mlbs copper and 16.06 Moz silver (316.98 Mt at a grade of 0.63 g/t gold, 0.10% copper and 1.58 g/t silver) over the Whistler, Raintree West and Island Mountain Deposits. GoldMining disclosed that such estimate had an effective date of June 11, 2021. For further information see GoldMining’s press release dated June 21, 2021.

Titiribi Project

●	In a press release dated July 12, 2021, GoldMining announced an updated Mineral Resource estimate for the Titiribi Project, which included estimates of Measured Mineral Resources and Indicated Mineral Resources of 5.54 Moz gold and 1,061.2 Mlbs copper (434.6 Mt at 0.40 g/t gold and 0.11% copper) and Inferred Mineral Resources of 3.15 Moz gold and 212.6 Mlbs copper (241.9 Mt at 0.40 g/t gold and 0.04% copper). GoldMining disclosed that such estimate had an effective date of June 14, 2021. For further information see GoldMining’s press release dated July 12, 2021.

●	In its management’s discussion and analysis for the three and six months ended May 31, 2021, GoldMining disclosed that in May 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. It further disclosed that it plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality’s similar actions in 2017 and 2018 and that, while GoldMining believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings generally.

São Jorge Project

●	In a press release dated June 1, 2021, Goldmining announced an updated Mineral Resource estimate for its São Jorge Project which included Indicated Mineral Resources of 0.71 million ounces gold (14.27 million tonnes grading 1.55 g/t gold) and Inferred Mineral Resources of 0.72 million ounces gold (17.58 million tonnes grading 1.27 g/t gold). GoldMining disclosed that such estimate had an effective date of May 31, 2021. For further information see the technical report titled “São Jorge Gold Project, Para State, Brazil, Independent Technical Report on Mineral Resources” of GoldMining with an effective date of May 31, 2021 and available under GoldMining’s profile at www.sedar.com.

●	In its management’s discussion and analysis for the three and six months ended May 31, 2021, GoldMining disclosed that as part of its current strategic review process, it is reviewing various additional options for potential work at the project in 2021, which includes the commissioning of additional studies on the project, including a preliminary economic assessment. On June 1, 2021, GoldMining announced that it was initiating a preliminary economic assessment for the project, which it stated was currently expected to be completed in the second half of 2021.

La Mina Project

●	In a press release dated July 12, 2021, GoldMining announced an updated Mineral Resource Estimate for the La Mina Project, which included Indicated Mineral Resources of 0.66 million ounces gold, 1.60 million ounces of silver and 150.5 million pounds of copper (28.2 million tonnes grading 0.73 g/t gold, 1.76 g/t silver and 0.24% copper) and Inferred Mineral Resources of 0.29 million ounces gold, 0.77 million ounces silver and 81.2 million pounds of copper (13.6 million tonnes grading 0.65 g/t gold, 1.76 g/t silver and 0.27% copper). GoldMining disclosed that the estimate had an effective date of July 6, 2021. For further information, see GoldMining’s press release date July 12, 2021.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

●	In a press release dated March 18, 2021, GoldMining announced that it was initiating a preliminary economic assessment at the La Mina Project and that such study was expected to be completed in the second half of 2021. In its management’s discussion and analysis for the three and six months ended May 31, 2021, GoldMining disclosed that its currently planned work program includes a 3,600 metre drill program to be completed in 2021, which program will look to infill and step-out southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. It further disclosed that such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors.

Yellowknife Project

●	In a press release dated March 18, 2021, GoldMining announced that it was initiating a preliminary economic assessment at the Yellowknife Project and that such study was expected to be completed in the second half of 2021.

●	On June 9, 2021, GoldMining filed an amended and restated technical report for the Yellowknife Project titled “Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada” with an effective date of March 1, 2019. A copy of the report is available under GoldMining’s profile at www.sedar.com.

Beaufor Project

●	In a press release dated July 28, 2021, Monarch announced an updated Mineral Resource Estimate for the Beaufor Project, which included an estimated Measured Mineral Resource of 328,500 tonnes grading at 5.7 g/t gold for a total of 59,900 ounces of gold, an estimated Indicated Mineral Resource of 956,400 tonnes grading at 5.2 g/t gold for a total of 159,300 ounces, and Inferred resource estimate of 818,900 tonnes grading 4.7 g/t gold for a total of 122,500 ounces. Monarch disclosed that the estimate had an effective date of July 23, 2021. For further information, see Monarch’s press release date July 28, 2021.

Overall Performance

For the three and nine months ended June 30, 2021, the Company incurred a net loss of $3,034,828 and $5,790,210, respectively. As at June 30, 2021, the Company had working capital of $87,032,535.

See “Recent Developments” for further information regarding the Company’s activities during the nine months ended June 30, 2021.

Discussion of Operations

During the three and nine months ended June 30, 2021, the Company incurred consulting fees of $447,960 and $743,192, respectively, which consisted primarily of consulting fees paid for corporate development and advisory services after the Company completed its IPO. No such consulting fees were paid during the comparative period of the prior year when the Company was private. During the three and nine months ended June 30, 2021, $282,643 of the consulting fee was payable to the financial advisor of the Company in connection with the proposed acquisition of Ely.

During the three and nine months ended June 30, 2021, the Company incurred management and directors’ fees of $181,547 and $333,357, respectively, which primarily consisted of salaries paid to or payable to members of senior management and fees paid to the director of the Company. The Company commenced payment to its Chief Executive Officer and director after the completion of the IPO.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

During the three and nine months ended June 30, 2021, the Company incurred general and administrative costs of $878,714 and $1,200,941, respectively. The major components of the general and administrative costs for the three and nine months ended June 30, 2021 included insurance expense of $573,591 and $715,474, advertising and marketing fee of $204,621 and $204,621, transfer agent and regulatory fees of $3,294 and $94,724, and employee salaries and benefits of $50,247 and $65,723, respectively. The increase in general and administrative costs was primarily the result of a higher level of activity leading up to and after the Company’s IPO and the commencement of business.

During the three and nine months ended June 30, 2021, the Company incurred professional fees of $731,049 and $1,529,731, respectively, which primarily consisted of project due diligence expenses, audit and quarter review fees, and legal fees for general corporate matters. During the three and nine months ended June 30, 2021, the Company incurred $526,727 in professional fees in connection with the proposed acquisition of Ely.

During the three and nine months ended June 30, 2021, the Company recognized share-based compensation expense of $830,173 and $1,926,867, respectively, of which $42,783 and $328,003 are related to the award of performance based restricted shares vested during the period, $701,140 and $1,512,614 represents the fair value of share options issued by the Company to management, directors and consultants of the Company, as well as share options issued by GoldMining to one of the officers of the Company, respectively. In April 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. Consideration under this agreement was paid in cash and 75,000 common shares of the Company. The Company amortized the service fee over the term of the agreement and recognized $86,250 and $86,250 as share-based compensation expense for the three and nine months ended June 30, 2021, respectively.

During the three and nine months ended June 30, 2021, the Company recognized a foreign exchange loss of $9,232 and $107,501, respectively. Effective with the IPO the Company changed its function currency from Canadian to U.S. dollars. The exchange loss for the nine months ended June 30, 2021 primarily consisted of the exchange difference on the translation of cash denominated in U.S. dollars to the Canadian dollar functional currency prior to the Company’s functional currency change.

The net loss for the three and nine ended June 30, 2021 was $3,034,828 and $5,790,210, respectively.

Use of IPO Proceeds

On March 11, 2021, the Company issued 18,000,000 Units of the Company under the IPO at a price of $5.00 per Unit for gross proceeds of $90,000,000. As disclosed in the Prospectus, the net proceeds, assuming no exercise of the Over-Allotment Option by the Underwriters were estimated to be $82,270,000, after deducting underwriting discounts and commissions and estimated offering expenses.

During March 2021, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional common shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. Including partial exercises of the Over-Allotment Option by the Underwriters, the Company received net proceeds in an aggregate amount of $88,045,784, which comprised of gross proceeds of $93,616,628, less Underwriters’ fees of $5,081,064 and securities issuance costs of $489,780. The Company also incurred listing expenses associated with the IPO of $699,516. The net proceeds to the Company from the IPO, after deducting listing expenses, were $87,346,268.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Prospectus, and the net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to June 30, 2021.

8

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

	As disclosed in the Prospectus	Approximate amount expended from March 9, 2021 to June 30, 2021
	($)	($)
Future acquisitions(1)	77,300,000	-
Operating expenses (2)	3,500,000	3,301,925
Other general working capital purposes	1,470,000	-
Total	82,270,000	3,301,925

Notes:

(1) Does not include amounts paid or payable as consideration under acquisitions after June 30, 2021.

(2) Included consulting fees, general and administrative, management and directors’ fees and professional fees.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated:

	Revenues	Net loss	Net loss per share, basic and diluted	Dividends
	($)	($)	($)	($)
From incorporation on June 23, 2020 to June 30, 2020	-	(3,794)	(3,794)	-
September 30, 2020	-	(136,837)	(136,837)	-
December 31, 2020	-	(499,803)	(0.04)	-
March 31, 2021	-	(2,255,579)	(0.08)	-
June 30, 2021	-	(3,034,828)	(0.07)	-

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by due diligence costs on project evaluation, fees incurred in connection with the proposed acquisition of Ely, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods.

Liquidity and Capital Resources

	As at June 30, 2021 ($)	As at September 30, 2020 ($)
Cash and cash equivalents	85,552,642	37,539
Working capital (deficit)	87,032,535	(142,513)
Total assets	101,368,131	55,456
Total current liabilities	651,819	196,382
Accounts payable and accrued liabilities	651,819	74,542
Total non-current liabilities	-	-
Shareholders’ equity (deficit)	100,716,312	(140,926)

As at June 30, 2021, the Company had cash and cash equivalents of $85,552,642 compared to $37,539 at September 30, 2020, royalties with a carrying value of $13,682,527 which were acquired through issuances of the Company’s common shares and cash, and accounts payable and accrued liabilities of $651,819 compared to $75,452 at September 30, 2020. The increase in accounts payable and accrued liabilities of $576,367 was primarily attributed to the accrued consulting and professional fees in connection with the proposed acquisition of Ely and unpaid legal fees for general corporate matters. As at June 30, 2021, the Company had working capital of $87,032,535 as compared to a working capital deficit of $142,513 as at September 30, 2020, with the increase primarily due to funds received from the IPO.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance of shares, by way of private placement, and the IPO. The Company believes that it has sufficient cash and cash equivalents to meet its obligations and finance its planned activities over the next 12 months. Over the long term, the Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities pursuant to equity financings and short-term or long-term loans. Additionally, such financing may be necessary to fund the Company’s stated acquisition strategy. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended June 30, 2021 was $5,262,303, which reflected a net loss of $5,790,210 offset by non-cash items including the Company’s share-based compensation of $1,926,867 and non-cash working capital changes including an increase in prepaids and other receivables of $1,842,484 and accounts payable and accrued liabilities of $577,999, and repayment of the amount due to GoldMining of $83,096. Significant operating expenditures during the period included consulting fees, management salaries and directors’ fees, general and administrative costs and professional fees.

Investing Activities

In the nine months ended June 30, 2021, the Company purchased equipment of $1,632, acquired the Quartz Mountain royalty for $150,000 and paid professional fees of $77,297 for the purchase of the royalty interests.

Financing Activities

During the nine months ended June 30, 2021, net cash provided by financing activities was $90,906,996 which primarily comprised of the net proceeds of $88,045,784 from the IPO and proceeds received from the private placement of $2,848,750.

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Marketing Service Agreement(1)	$161,320	$161,320	-	-	-
Total	$161,320	$161,320	-	-	-

Note:

(1) See “Related Party Transactions” for further information.

Off-Balance Sheet Arrangements

At June 30, 2021, the Company did not have any off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of Regulation S-K).

Transactions with Related Parties

Related Party Transactions

During the three and nine months ended June 30, 2021, the Company incurred $1,105 and $29,209 in general and administrative expenses for website design, hosting and maintenance service provided by Blender Media Inc. (“Blender”), a vendor that is controlled by a family member of a director of the Company, Amir Adnani. On June 28, 2021, the Company entered into a 12-month marketing service agreement with Blender, pursuant to which Blender will manage promotional campaigns, create digital web presentation and provide advertising services to the Company. Such marketing fee of $161,320 (C$200,000) was paid by the Company in cash subsequent to June 30, 2021.

In addition, the Company settled the amount due to GoldMining, the Company’s former parent, during the nine months ended June 30, 2021.

Related party transactions are based on the amounts agreed to by the parties. During the nine months ended June 30, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and nine months ended June 30, 2021 are as follows:

	For the three months ended June 30, 2021	For the nine months ended June 30, 2021
	($)	($)
Management salaries	157,145	285,600
Directors’ fees	24,402	47,757
Share-based compensation	557,448	1,582,845
Total	738,995	1,916,202

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the determination of the fair value of acquired royalty interests, key assumptions underlying the recoverable amounts used in impairment testing, and estimates and assumptions used in the determination of the fair value of restricted shares.

The assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from stream and royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Change in Functional Currency

On March 11, 2021, GRC, the parent entity, changed its functional currency from the Canadian dollar to the U.S. dollar. The change in functional currency resulted from the growing proportion of expenses paid in U.S. dollars and the receipt of the cash proceeds of $88 million in U.S. dollars upon the completion of the IPO on March 11, 2021.

The effect of the change in functional currency was accounted for prospectively with no impact on prior period information. The Company translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from translation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

Financial Instruments and Risk Management

Financial Instruments

At June 30, 2021, the Company’s financial assets include cash and cash equivalents. The Company’s financial liabilities include accounts payable. The carrying value of the Company’s financial liabilities approximate fair value due to their short term to maturity.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital as at June 30, 2021 was $87,032,535. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents are minimal.

Outstanding Share Data

As at the date hereof, the Company has 41,621,347 common shares, 10,350,000 common share purchase warrants and 2,810,000 share options outstanding.

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Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and nine months ended June 30, 2021

Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Management of the Company, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the three and nine months ended June 30, 2021, there were no changes in the Company’s internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com and www.sec.gov.

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